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          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C.  20549

           FORM N-17f-2

     Certificate of Accounting of
       Securities and Similar
    Investments in the Custody of
   Management Investment Companies
 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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  1. Investment Company Act File Number:                                                Date examination completed:

     811-6404, 811-6640, 811-7444, 811-7838                                             November 30, 1998
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  2. State identification Number:
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      AL                   AK                  AZ                   AR                  CA                    CO
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      CT                   DE                  DC                   FL                  GA                    HI
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      ID                   IL                  IN                   IA                  KS                    KY
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      LA                   ME                  MD                   MA                  MI                    MN
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      MS                   MO                  MT                   NE                  NV                    NH
      ------------------------------------------------------------------------------------------------------------------------------
      NJ                   NM                  NY                   NC                  ND                    OH
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      OK                   OR                  PA                   RI                  SC                    SD
      ------------------------------------------------------------------------------------------------------------------------------
      TN                   TX                  UT                   VT                  VA                    WA
      ------------------------------------------------------------------------------------------------------------------------------
      WV                   WI                  WY                   PUERTO RICO
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      Other (specify): N/A - These are closed-end funds and are traded on an exchange
      ------------------------------------------------------------------------------------------------------------------------------
  3. Exact name of investment company as specified in registration statement:

     American Strategic Income Portfolio Inc.
     American Strategic Income Portfolio Inc. II
     American Strategic Income Portfolio Inc. III
     American Select Portfolio Inc.
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  4. Address of principal executive office (number, street, city, state, zip code):

     601 Second Ave South
     Minneapolis, MN 55402
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

     THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

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                                     [LETTERHEAD]



                             INDEPENDENT AUDITORS' REPORT

The Board of Directors of
     American Strategic Income Portfolio Inc.
     American Strategic Income Portfolio Inc. II
     American Strategic Income Portfolio Inc. III
     American Select Portfolio Inc.:

We have examined management's assertion, included in its representation letter, that American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III, and American Select Portfolio Inc. (the Funds) complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of November 30, 1998. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 1998, and with respect to agreement of security purchases and sales, for the period from October 1, 1998 (the date of our last examination) through November 30, 1998:

- Count and inspection of underlying documentation of securities designated as being held in the vault of U.S. Bank National Association, the Custodian, without prior notice to management;

- Confirmation of securities held by the Federal Reserve Bank of Minneapolis in book entry form and examination of selected security position reconciliations;

- Confirmation of repurchase agreements with counterparty banks and broker-dealers;

- Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

-    Test of security transactions since October 1, 1998.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 1998, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

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[LOGO]

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission, and should not be used for any other purpose.



/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP



Minneapolis, Minnesota
December 18, 1998







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